SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

16 August 2012

 LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82- _______

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos.
333-167844 and  333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following exhibit to this report on Form 6-K into its Registration Statement on Form F-3 (File Nos. 333-167844 and 333-167844-01):

Exhibit	Document
1	Capitalisation table as at 30 June 2012

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

16 August 2012

	By:	/s/ G Culmer
		Name:	G Culmer
		Title:	Group Finance Director Lloyds Banking Group plc

Exhibit 1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 30 June 2012.  In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

30 June 2012
(£m)
Capitalisation
Equity
Shareholders’ equity	45,937
Non-controlling interests	692
Total equity	46,629

Indebtedness

Subordinated liabilities	34,752

Debt securities
Debt securities in issue	150,513
Liabilities held at fair value through profit or loss (debt securities)	6,428
Total debt securities	156,941

Total indebtedness	191,693

Total capitalisation and indebtedness	238,322

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group.  As of 30 June 2012, all indebtedness was unsecured except for £78.3 billion of securitisation notes and covered bonds and £3.9 billion of debt securities issued by the Group’s asset-backed conduits.

Other than the redemption of €13 million of dated subordinated debt on 8 August, there have been no issuances or redemptions of subordinated liabilities since 30 June 2012.

There has been no material change in the information set forth in the table above since 30 June 2012.